Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges

	Year Ended September 30
	2008	2007	2006	2005	2004
	(Dollars in thousands)

Income from continuing operations before provision for income taxes per statement of income	$292,704	$262,584	$236,890	$218,018	$137,765
Add:
Portion of rents representative of the interest factor	6,882	5,560	5,581	4,307	3,571
Interest on debt & amortization of debt expense	137,922	145,236	146,607	132,658	65,437

Income as adjusted	$437,508	$413,380	$389,078	$354,983	$206,773

Fixed charges:
Interest on debt & amortization of debt expense (1)	$137,922	$145,236	$146,607	$132,658	$65,437
Capitalized interest (2)	2,879	3,011	3,641	2,542	1,184
Rents	20,647	16,679	16,743	12,922	10,712
Portion of rents representative of the interest factor (3)	6,882	5,560	5,581	4,307	3,571

Fixed charges (1)+(2)+(3)	$147,683	$153,807	$155,829	$139,507	$70,192

Ratio of earnings to fixed charges	2.96	2.69	2.50	2.54	2.95